UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     _______________________

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

               Specialty Chemical Resources, Inc.
_________________________________________________________________
                        (Name of Issuer)

                  Common Stock, $.10 par value
_________________________________________________________________
                 (Title of Class of Securities)

                         847 487 20 4
_________________________________________________________________
                        (CUSIP Number)

                      Geoffrey J. Colvin
                         CEW Partners
                     45 Rockefeller Plaza
                          Suite 2500
                   New York, New York  10020
                        (212) 757-1544
_________________________________________________________________

         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       October 15, 1996
_________________________________________________________________

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  /  /


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



































                          SCHEDULE 13D

CUSIP No. 847 487 20 4


1    NAME OF REPORTING PERSONS                    CEW Partners
     S.S. or I.R.S. IDENTIFICATION                521496850
     NO. OF ABOVE PERSONS

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /  /
                                                         (b) /X /
3    SEC USE ONLY

4    SOURCE OF FUNDS*  WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION - New York Partnership


      NUMBER OF          7  SOLE VOTING POWER     None
        SHARES
     BENEFICIALLY        8  SHARED VOTING POWER   232,953
       OWNED BY
         EACH            9  SOLE DISPOSITIVE POWER  None
      REPORTING
     PERSON WITH        10  SHARED DISPOSITIVE POWER  232,953

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     232,953

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      5.9

14   TYPE OF REPORTING PERSON*     PN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE,
            RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
          OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.









Item 1.        Security and Issuer

               Name of Company:    Specialty Chemical Resources,
                                   Inc. (the "Corporation")
                                   Common Stock

               Address:            9100 Valley View Road
                                   Macedonia, Ohio 44056

CEW Partners acquired the Corporation's 6% Convertible
Subordinated Notes due 2006 (the "Notes") on October 15, 1995.
The Notes are convertible into shares of Common Stock in accordance with the Notes.


Item 2.        Identity and Background

     (a)       CEW Partners

     (b)       45 Rockefeller Plaza
               Suite 2500
               New York, New York 10020

     (c)       Private Investor

     (d)-(e) CEW Partners has not been involved in any criminal or civil proceeding required to be disclosed pursuant to subparagraph (d) or (e).

     (f)       CEW Partners is a New York partnership.



Item 3.   Source and Amount of Funds or Other Consideration

     CEW Partners purchased the Notes with its working capital funds. On October 15, 1996, CEW Partners acquired $1,260,500 aggregate principal amount of the Notes for $1,260,500 and simultaneously sold to Terence Conklin $37,500 aggregate principal amount of the Notes for $37,500. As a consequence, CEW Partners owns $1,223,000 aggregate principal amount of the Notes, which are convertible into an aggregate of 815,333 shares of Common Stock in accordance with the Notes. See Item 4 below. Since December 1995, CEW Partners has been the beneficial owner of 232,953 shares of Common Stock.


Item 4.   Purpose of Transaction

     The Notes were purchased by CEW Partners solely for investment. In connection with the purchase, CEW Partners, Martin Trust, Edwin Roth and Corey Roth (collectively, the "Reporting Persons") entered into an agreement dated as of August 30, 1996 (the "Agreement"), pursuant to which, among other things, (i) CEW Partners and Martin Trust agreed to vote all the shares of Common Stock issued upon conversion of the Notes in favor of the election of persons nominated for the Company's board of directors by Edwin Roth and Corey Roth, and (ii) Edwin Roth and Corey Roth agreed to vote all the shares of Common Stock issued upon conversion of the Notes in favor of the election of two persons nominated for the Company's board of directors by CEW Partners and Martin Trust. Until otherwise designated, Terence Conklin and Geoffrey J. Colvin will be the nominees of CEW Partners and Martin Trust.

     The Agreement provides that each of Edwin Roth and Corey Roth has a right of first refusal with respect to shares of Common Stock that may be offered for sale by CEW Partners or Martin Trust and that each of CEW Partners and Martin Trust has a right of first refusal with respect to shares of Common Stock that may be offered for sale by Edwin Roth or Corey Roth. In addition, the Agreement grants each Reporting Person the right to participate in any sale of shares of Common Stock to a third party by any other Reporting Person by including all or a portion of his or its shares in such sale.

     The Agreement prohibits CEW Partners and Martin Trust from encouraging, soliciting, participating in, seeking to effect or negotiating any (i) tender or exchange offer respecting securities of the Company, (ii) solicitation of proxies or election contest with respect to the Company or (iii) business combination with, or any restructuring, recapitalizing or similar transaction involving the Company, unless authorized in writing by Edwin Roth and Corey Roth.

     The Notes are not convertible into shares of Common Stock until the earlier of (i) December 31, 2001, (ii) a change of control of the Company or (iii) a filing pursuant to Rule 14a-11 under the Securities Exchange Act of 1934 by any person or group of persons for the purpose of opposing a solicitation of the Company with respect to an election of directors of the Company.

     CEW Partners had acquired the 232,953 shares of Common Stock it currently owns for the purpose of making a substantial investment in the Corporation. Such shares continue to be held solely for the purpose of investment. Such shares, as well as the Notes, may, subject to the Agreement, be disposed of at any time or from time to time in whole or in part. In addition, CEW Partners may in the future acquire additional shares of Common Stock or other securities of the Corporation.

     Except as set forth above, CEW Partners does not at this time have any plans or proposals that relate to or would result in any of the matters described in (a) through (j) of Item 4.



Item 5.   Interest in Securities of the Issuer

          See page 2 and Item 3 above.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          None, other than the Agreement.


Item 7.   Material to Be Filed as Exhibits

          The Agreement.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





     November 12, 1996
                                   CEW PARTNERS
           Date


                                   By:  /s/ Geoffrey J. Colvin
                                        Name:  Geoffrey J. Colvin
                                        Title: Partner












                             AGREEMENT


     This Agreement made as of the 30th day of August, 1996, among CEW Partners and Martin Trust (together, the
"Stockholders") and Edwin M. Roth ("E. Roth") and Corey B. Roth
("C. Roth") (E. Roth and C. Roth collectively being referred to as the "Roths").

     A. The Stockholders each own the number of shares of capital stock (the "Capital Stock") of Specialty Chemical Resources, Inc., a Delaware corporation (the "Company"), as set forth opposite their names on Schedule I attached hereto and incorporated herein by reference.

     B. Pursuant to a rights offering (the "Rights Offering") of Convertible Subordinated Notes due 2006 (the "Notes"), to be effected by the Company the Stockholders will receive Notes which will be convertible into shares of Common Stock, $.10 par value, of the Company ("Common Stock"). The shares of Common Stock acquired by the Stockholders on conversion of the Notes and any other voting securities of the Company acquired by Stockholders from time to time are collectively referred to in this Agreement as the "Shares".

     C. With a view to the harmonious relationship among the Stockholders and the Roths with respect to the business and management of the Company, the Roths and the Stockholders desire to enter into this Agreement regarding the voting of the Shares and other matters with respect thereto.

     NOW, THEREFORE, the parties agree as follows:

     1. Definitions. As used herein, the following terms shall have the following respective meanings:

          (a) "Common Equivalent Shares" shall mean, as of any time, the aggregate number of shares of Common Stock that would be outstanding if all outstanding Notes and any other convertible securities were converted into Common Stock at the conversion prices then in effect.

          (b)  "Party" shall mean the Stockholders and the Roths.

          (c) "Proportionate Percentage" shall mean the pro rata percentage of Shares that a Party shall be entitled to purchase pursuant to Section 5 hereof. Such pro rata percentage, as to any Party, shall be the percentage which expresses the ratio between the number of Common Equivalent Shares owned by such Party and the number of Common Equivalent Shares owned by all Parties other than the Selling Security Holder.


          (d)  "Securities Act" shall mean the United States
     Securities Act of 1933, as amended from time to time.

          (e) "Selling Security Holder" shall mean any Stockholder or any Roth proposing to sell transfer, assign, distribute, encumber or otherwise dispose of in any manner all or any portion of Common Shares or Notes or any Stockholder or any Roth who or which has delivered a Notice of Intention to Sell with respect to all or any portion of his or its Common Shares or Notes pursuant to Section 3 hereof

          (f) "Common Shares" shall mean shares of Common Stock, now or hereafter outstanding.

     2. Voting. During the term of this Agreement, the Shares will be voted by the Stockholders as follows:

          (a) Each Stockholder agrees to vote or cause to be voted all Shares beneficially owned by it in connection with any action to be taken by the Company's stockholders in accordance with the written recommendation of the Roths, or absent such recommendation, in accordance with the recommendation of the Board of Directors of the Company (the "Board"); provided, however, that each Stockholder shall have no such obligation in connection with actions to be taken by the Company's stockholders with respect to (i) a business combination transaction between the Company and, or the transfer of all or substantially all of the Company's assets to, a third party, or (ii) the issuance of shares of Common Stock or securities convertible into Common Stock (other than options to acquire Common Stock or awards of restricted Common Stock to directors, officers, or employees of the Company) if the effect thereof would be to reduce the ratio of the number of Common Equivalent Shares owned by such Stockholder and the total number of Common Equivalent Shares outstanding; and

          (b) In favor of the election to the Board of the nominees for the Board recommended in writing by the Roths, or absent such recommendation, for the Company's nominees, and, in each case, no others.

     3.   Covenants.

          (a) Unless in any such case specifically authorized in writing to do so by the Roths or otherwise set forth in this Agreement, a Stockholder shall not, nor shall it permit any present or future affiliates to, in each case directly or indirectly:

               (i) acquire, offer to acquire or agree to acquire by purchase, by joining a partnership, limited partnership, syndicate or other "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such term to have such meaning throughout this Agreement) (any such act being hereinafter, to "acquire"), any securities of the Company entitled to vote generally in the election of directors, or securities convertible into or exercisable or exchangeable for such securities (to be included herein in the defined term "Shares") if any such acquisition is pursuant to a tender or exchange offer made by a person which has not been approved by the Roths.

               (ii) encourage, solicit or in any way participate in the formation of any "person" (as such term is defined in Section 13(d)(3) of the Exchange Act, such term to have such meaning throughout this Agreement) which owns or seeks to acquire beneficial ownership of, or otherwise acts in respect of, the Shares;

               (iii) conduct, encourage, solicit or in any way participate in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act, such terms to have such meanings throughout this Agreement) or conduct, encourage, solicit or in any way participate in any election contest with respect to the Company;

               (iv) initiate, encourage, solicit, execute, or in any way participate in the execution or solicitation of any written consent in lieu of a meeting of the Company's stockholders, unless such consent is solicited by the Company;

               (v) initiate, propose or otherwise solicit the Company's stockholders for the approval of one or more stockholder proposals with respect to the Company or encourage, induce or attempt to induce any other person to initiate any stockholder proposal;

               (vi) seek to place a representative on the Board or seek the removal of any director of the Company
          (except as provided in Section 3(f) below);

               (vii) call or seek to have called any meeting of the stockholders of the Company;

               (viii)  deposit any Shares in a voting trust or
          subject them to a voting agreement or other agreement or arrangement with respect to the voting of such Shares, other than this Agreement;

               (ix) encourage, solicit, propose, seek to effect or negotiate with any other person with respect to any form of business combination transaction with the Company or any affiliate thereof, or any restructuring, recapitalization or similar transaction with respect to the Company or any affiliate thereof;

               (x) encourage, solicit, make, propose, seek to effect or negotiate with any other person with respect to, or announce an intent to make, any tender offer or exchange offer for any Shares, or disclose an intent, purpose, plan or proposal with respect to the Company or any Shares inconsistent with the provisions of this Agreement, or assist, or in any way participate in, facilitate, encourage or solicit any effort or attempt by any person to do or seek to do any of the foregoing;

               (xi) otherwise act, directly or indirectly, alone or in concert with others, to seek to influence or control, or make any disclosure or public statement critical of or in opposition to, the management, Board, policies or affairs of the Company; and

               (xii) encourage or render advice to or make any recommendation or proposal to any person or other entity to engage in any of the actions covered by this Agreement.

Nothing in this Section 3(a) is intended or shall be deemed to restrict the right or ability of a Stockholder or its Affiliates (as defined below) to (i) acquire or hold any Shares in any transaction that does not violate Section 3(a)(i), or (ii) discuss any matters relating to the business of the Company with the members of the Board and/or E. Roth.

          (b) Each Stockholder agrees that, from and after the date hereof, he will not, individually or in the aggregate, sell, assign, transfer, grant an option with respect to or otherwise dispose of any interest in any Notes or Shares (or enter into an agreement or understanding with respect to the foregoing) (collectively, a "Disposition") to any person or group (i) which has theretofore filed (or which to any Stockholder's knowledge intends to file) a Scheduled 13D or 13G with the Securities and Exchange Commission with respect to any class of shares of Capital Stock of the Company even if, at the time of the Disposition, such Schedule 13D or 13G reflects beneficial ownership of less than 5% of any class of Shares or (ii) known to any Stockholder to be accumulating stock on behalf of or acting in concert with any person or group contemplated by clause (i) above.

          (c)  Notwithstanding Section 3(b) above, any
     Stockholder may make a Disposition:

               (i) pursuant to a tender or exchange offer made by a person other than a Stockholder or any Affiliate of a Stockholder and approved by the Roths (a "Third-
          Party Offer");

               (ii)  pursuant to a brokers' transaction but
          subject to volume limitations not to exceed those described in Section e(i) and (ii) of Rule 144 under the Securities Act;

               (iii) pursuant to a bona fide pledge of Shares by Stockholders as security for bona fide indebtedness for money borrowed to a major brokerage firm or financial institution or an affiliate thereof not affiliated with any Stockholder;

               (iv)  to the Company; or

               (v) to any Affiliate of any Stockholder or to an institution qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended so long as a condition to such Disposition such Affiliates or institution agrees in a writing satisfactory to the Roths to be a party to this Agreement and the Notes or Shares so transferred are made subject to this Agreement.

          (d) If any Stockholder or any affiliate thereof acquires any Shares or other securities in violation of this Agreement, he or it will immediately dispose of such Shares or other securities to persons which are not Stockholders or affiliates of Stockholders in a manner permitted by Section 2(c) above; provided, however, that the Roths may also pursue any other available remedy to which it may be entitled as a result of such violation.

          (e) If the Roths give notice to the Stockholders not less than ten days prior to the date on which a vote by the stockholders of the Company is to be taken with respect to the election of members of the Board of the Company and such notice recommends that the Stockholders and their Affiliates vote for one or more proposed nominees specified in such notice, the Stockholders will vote all of their Shares and cause each Affiliate of the Stockholders to vote any of the Common Shares then owned by such Affiliate for the election of such nominees specified in such notice; provided, however, that two of such proposed nominees so specified shall be the person designated by the Stockholders pursuant to Section 3(f) below.

          (f) So long as the Roths and any Affiliate of either of them (the "Roth Group") owns any Common Shares, the Roths will vote such Common Shares and any other voting capital stock of the Company owned by them, and cause each Affiliate thereof (other than the Company) to vote such securities owned by it or them for two persons reasonably satisfactory to the Roths and designated in writing to the Roths by the Stockholders in any election of the Board. The Stockholders agree that, until otherwise so designated, such persons shall be Terence Conklin and Geoffrey J. Colvin.

          (g) The term "Affiliate" as used herein with respect to any person or entity shall mean (i) any person, corporation or other organization which, directly or indirectly, controls, is controlled by or is under common control with such person or entity, (ii) any trust or other estate in which such person, corporation or other organization has a beneficial interest or as to which such person, corporation or other organization serves as a trustee or any similar fiduciary capacity, (iii) any spouse of such person and any lineal descendants and ancestors of such person and such spouse and the spouses of any such lineal descendants and ancestors, and (iv) any trust solely for the benefit of the spouse and/or the lineal descendants and ancestors of such person.

     4. Term. This Agreement will be effective upon the issuance of the Notes, provided that this Agreement shall not be effective and shall be null and void if, upon such issuance the Stockholders hold Common Equivalent Shares constituting less than 18% of the Common Stock on a fully diluted basis. This Agreement will continue until the earliest of (A) March 31, 2000, or (B) upon notice from the Stockholders to the Roths, E. Roth no longer being chief executive officer of the Company or (C) the mutual written agreement of the parties.

   5.     Right of First Refusal.

          (a) If a Stockholder wishes to sell all or any portion of the Shares or Notes owned by such Stockholder (other than pursuant to Section 3(c) hereof) such Stockholder (or the legal representative of such Stockholder, as the case may
     be) (the "Selling Stockholder") shall promptly deliver a notice of intention to sell (a "Notice of Intention to Sell") to the Roths, which notice shall set forth, in such Stockholder's good faith belief, the number of Shares or amount of Notes to be sold (the "Subject Securities") and the proposed purchase price therefor and terms of sale.
     Upon receipt of a Notice of Intention to Sell, the Roths, on a pro rata basis based upon their Proportionate Percentage or as they otherwise agree, shall have the right and option to elect to purchase all of said Subject Securities at the purchase price and on the terms stated in the Notice of Intention to Sell, such election to be made by the Roths by written notice to the Selling Stockholder within 10 business days after receipt by the Roths of such Notice of Intention to Sell from the Selling Stockholder. If the terms stated in the Notice of Intention to Sell involve consideration other than cash, the value of the non-cash consideration shall be determined by agreement of the Roths and the Selling Stockholder or, absent such agreement, by an appraiser mutually acceptable to the Roths and the Selling Stockholder, in which event the Roths and the Selling Stockholder each shall bear one half of the costs of compensating such appraiser.

          (b) If effective acceptances shall not be received pursuant to paragraph (a) above in respect of all the Subject Securities, then the Selling Stockholder may, at its election, either (i) rescind its original Notice of Intention to Sell, which rescission shall be effected by notice in writing delivered to the Roths within five business days after the last date on which the Roths shall be entitled to make any election pursuant to paragraph (a) above, and sell all (but not less than all) of the Subject Securities, as originally proposed to be sold, or (ii) sell such Subject Securities which the Roths have elected to purchase pursuant to the foregoing provisions of this
     Section 5, and sell all (but not less than all) of the remaining Subject Securities which were the subject of the Notice of Intention to Sell to an outside purchaser, at a purchase price and upon terms not more favorable to such purchaser than those stated in the original Notice of Intention to Sell, at any time within 60 days after the last date on which the Roths shall be entitled to make any election pursuant to paragraph (a) above. In the event any such remaining Subject Securities shall again be subject to the restrictions contained in this Agreement and shall not thereafter be sold, transferred, assigned, distributed, encumbered or otherwise disposed of except in compliance with the applicable provisions of this Agreement.

          (c) If either Roth wishes to sell any portion of the Common Shares or Notes owned by him (other than pursuant to Section 3(c) hereof), such Roth shall be able to do so only after having provided a right of first refusal to the Stockholders on the same terms as the right of first refusal described in Sections 5(a) and (b) above.

          (d) The closing of the sale and delivery of the certificates representing Subject Securities purchased and sold pursuant to Section 5 hereof, and payment therefor (the "Closing"), shall be held on the tenth business day after the last day upon which either any Stockholder or either Roth, as the case may be, can elect to purchase Subject Securities pursuant to Section 5. Any cash payment shall be made by certified or official bank check, against delivery to the party purchasing such Subject Securities of a certificate or instrument representing the Subject Securities so sold, duly endorsed for transfer to such party or accompanied by a stock or other transfer power duly endorsed for transfer, with all signatures guaranteed and all requisite stock transfer taxes paid and stamps affixed.


     6. Right to Participate in Co-sale. Subject to the provisions of Section 5 above:

          (a) If (i) any Party or group of Parties in a substantially simultaneous transaction proposes to sell exchange or in any other manner dispose of Common Shares (other than in a manner permitted by Section 3 above) then such Party or Parties (the "Transferring Party") shall give written notice (a "Co-sale Notice") to each other Party ("Other Party") setting forth the terms and conditions of such proposed transaction. The Co-sale Notice may be provided concurrently with or as part of the Notice of Intention to Sell. Each Other Party shall have the right, exercisable upon written notice to the Transferring Party within 10 business days after receipt by the Other Party of such Co-sale Notice, to participate in the proposed disposition of Common Shares (the "Eligible Shares"), on the terms and conditions set forth in the Co-sale Notice. If Other Party elects to participate in such proposed disposition (each Party making such election pursuant to this Section 6, a "Participating Party"), each Participating Party will be entitled to sell, at the price and otherwise on the same terms as the Transferring Party, a number of Common Shares equal to a number of Common Shares equal to the product of (i) the quotient determined by dividing (A) the number of Common Equivalent Shares held by the Participating Party, by (B) the sum of (1) the number of Common Equivalent Shares held by the Participating Party,
     (2) the number of Common Equivalent Shares held by the Transferring Party, and (3) the number of Common Equivalent Shares held by all other Participating Parties as a group, and (ii) the number of Common Equivalent Shares to be sold in the proposed disposition.

          (b) If (i) any Party or group of Parties in a substantially simultaneous transaction proposes to sell, exchange or in any other manner dispose of Notes (other than in a manner permitted by Section 3 above) then such Party (the "Transferring Noteholder") shall give a Co-sale Notice to each Other Party setting forth the terms and conditions of such proposed transaction. The Co-sale Notice may be provided concurrently with or as part of the Notice of Intention to Sell. Each Other Party shall have the right, exercisable upon written notice to the Transferring Noteholder within 10 business days after receipt by the Other Party of such Co-sale Notice, to participate in the proposed disposition of Notes (the "Eligible Notes"), on the terms and conditions set forth in the Co-sale Notice. If Other Party elects to participate in such proposed disposition (each Party making such election pursuant to this Section 6(b), a "Participating Noteholder"), each Participating Noteholder will be entitled to sell, at a price and otherwise on the same terms as the Transferring Noteholder, a principal amount of Notes equal to the product of (i) the quotient determined by dividing (A) the number of Common Equivalent Shares held by the Participating Noteholder, by (B) the sum of (1) the number of Common Equivalent Shares held by the Participating Noteholder, (2) the number of Common Equivalent Shares held by the Transferring Noteholder, and (3) the number of Common Equivalent Shares held by all other Participating Noteholders as a group, and (ii) the number of Common Equivalent Shares to be sold in the proposed disposition.

          (c) Each Party shall use such Party's best efforts to obtain the agreement of the prospective transferee(s) to the participation of the Participating Parties in any contemplated transfer, and no Party shall transfer any of his or its Shares or Notes to the prospective transferee(s) if the prospective transferee(s) declines to allow such participation of any Participating Party.

          (d) To the extent that a Party participates in any disposition pursuant to this Section 6, that Party shall deliver to the Company for delivery to the proposed acquiror, one or more certificates, properly endorsed for transfer or accompanied by transfer instruments duly endorsed for transfer, with all transfer taxes paid and stamps affixed, which represent the number of Shares and/or amount of Notes that the Party elects to dispose of pursuant to this Section 6. Except as expressly provided in this
     Section 6, the consummation of such proposed disposition shall be subject to the sole discretion of the Transferring Party, and such Transferring Party shall have no liability whatsoever to the Participating Parties other than to obtain for the Participating Parties the same terms and conditions as those obtained by such Transferring Parties, as set forth in the Co-sale Notice or any amendment thereof

     7. Legend. The Stockholders agree that in addition to any other legend set forth on any certificate representing the Shares owned by them, such certificate will contain a statement that the Shares are subject to the provisions of this Agreement.

     8. Other Matters. The voting of the Shares pursuant to this Agreement may be affected in person, by proxy or in any other manner permitted by applicable law. The Stockholders acknowledge and agree that this Agreement will be specifically enforceable.

     9. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

     10. Modification or Amendment. This Agreement may be modified or amended only by a written instrument executed by all parties to this Agreement.

     11. Parties Bound. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors, affiliates, assigns, heirs and personal representations; provided, however, that no party may assign this Agreement without the prior written consent of the other parties hereto.

     12. Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to the transactions contemplated by it.

     13. Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable, the remaining provisions shall remain in full force and effect. It is declared to be the intention of the parties that they would have executed the remaining provisions without including any that may be declared unenforceable.

     14. Notice. All notices, consents, requests, recommendations, instructions, approvals and other communications relating to this Agreement and all legal process in regard to this Agreement will be validly given, made or served, if in writing and delivered personally, by facsimile (which is confirmed) or sent by first-class certified, registered or express U.S. mail, postage prepaid, return receipt requested, if to the Roths at:

               c/o Specialty Chemical Resources, Inc.
               9100 Valley View Road
               Macedonia, Ohio 44056
               Attn:  Edwin M. Roth,
               Facsimile No.:  (216) 468-0287

     If to a Stockholder, at the address of such Stockholder last set forth in the stock records of the Company, or to such other address as specified in writing by such Stockholder to the Company pursuant to the provisions of this Section 14.

     Notice given (A) by certified, registered or express mail as set forth above shall be deemed delivered forty-eight (48) hours after the date the same is deposited in the U.S. first-class mail; (B) by facsimile as set forth above shall be deemed delivered upon confirmation; and (C) by personal delivery shall be deemed delivered when so delivered.

     15. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which shall constitute one instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

     "STOCKHOLDERS"                     "ROTHS"

CEW PARTNERS



By: /s/ Geoffrey Colvin                 /s/ Edwin M. Roth
Name:  Geoffrey Colvin                  Name:  Edwin M. Roth
Title:  Partner BVP; GP BFCEW


                                        /s/ Corey B. Roth
                                        Name:  Corey B. Roth


MARTIN TRUST


By: /s/ Martin Trust
Name:
Title:




     Notice given (A) by certified, registered or express mail as set forth above shall be deemed delivered forty-eight (48) hours after the date the same is deposited in the U.S. first-class mail; (B) by facsimile as set forth above shall be deemed delivered upon confirmation; and (C) by personal delivery shall be deemed delivered when so delivered.

     15. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which shall constitute one instrument.






     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

     "STOCKHOLDERS"                     "ROTHS"

CEW PARTNERS



By:                                     /s/ Edwin M. Roth
Name:                                   Name:  Edwin M. Roth
Title:


                                        /s/ Corey B. Roth
                                        Name:  Corey B. Roth


MARTIN TRUST


By:
Name:
Title:













                           SCHEDULE I

               Specialty Chemical Resources, Inc.
                    Capital Stock Ownership



          Name                          Common Shares

     CEW Partners                          232,953

     Martin Trust                          232,953